SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2009
Commission File Number 1-14916
BROOKFIELD PROPERTIES CORPORATION
(Translation of registrant’s name into English)
Brookfield Place
181 Bay Street
Suite 330
Toronto, Ontario
Canada M5J 2T3
(416) 369-2300
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  August 10, 2009.

Brookfield Properties Corporation
By:	/s/ Brett M. Fox
	Name:	Brett M. Fox
	Title:	Senior Vice President and Corporate Counsel, Chief Compliance and Administrative Officer, Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Unaudited comparative interim consolidated financial statements of Brookfield Properties Corporation as at and for the three and six months ended June 30, 2008 and 2009, and the notes thereto
99.2	Management’s discussion and analysis for the unaudited comparative interim consolidated financial statements as at and for the six months ended June 30, 2008 and 2009
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

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